UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

Paris, March 15, 2012._ The Board of Directors of Veolia Environnement met today, chaired by Antoine Frérot, and decided that it will put forward a set of resolutions to the Annual Shareholders’ Meeting of May 16, 2012 relating to the composition of the Board:

•	Approval of Caisse des Dépôts et Consignations, Veolia Environnement’s main shareholder, as Director; the company is currently co-opted onto the Board, represented by Mr. Olivier Mareuse;

•	Allocation of a Director’s post to Groupama, as a significant shareholder of Veolia Environnement; the company will be represented by Mr. Georges Ralli;

•	Appointment of three new Directors:

o	Mrs. Maryse Aulagnon

o	Mrs. Nathalie Rachou

o	Mr. Jacques Aschenbroich

•	Renewal of the appointment of Mr. Serge Michel as Director.

The Board would like to sincerely thank Mrs. Esther Koplowitz and Mr. Jean-François Dehecq, whose appointments end at the next Shareholders’ Meeting, for their commitment and the quality of their work as Directors of Veolia Environnement.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29,6 billion* in 2011. www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Contact

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

Mrs. Maryse AULAGNON

Mrs. Maryse Aulagnon is the Founding Chairman of the Affine group, which is composed of three real estate companies listed in Paris and Brussels and specializes in commercial real estate.

Mrs. Aulagnon holds a postgraduate degree in economics and is a graduate of ENA, the élite French school for high-level civil servants, and of Institut d’Etudes Politiques.

Mrs. Aulagnon is an honorary Maître des Requêtes of the Conseil d'Etat (1975-1979). After having occupied various positions at the French Embassy in the United States (1979-1981) and on the staff of several French ministers (including Budget and Industry), she joined the CGE group in 1984 (now Alcatel) as director of international affairs. She then joined Euris as deputy CEO when it was created in 1987. In 1990, she founded Affine, which she has chaired ever since.

She has been a member of the Supervisory Board of the BPCE banking group (Banques Populaires Caisses d’Epargne) since December 2010 and a Director of Air France-KLM (Chairperson of the Audit Committee) since July 2010.

She is a board member of several professional organizations (President of the Club de l’Immobilier, Director of IEIF, founding member of Cercle 30, etc.). She also serves on the boards of a number of cultural and university organizations (the French American Foundation, German Marshall Fund, Femmes Forum, etc.).

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Mrs. Nathalie RACHOU

Mrs. Rachou is a Founding Partner of Topiary Finance Ltd., a UK-based portfolio management company that she created in November 1999.

Mrs. Rachou graduated from the HEC business school in 1978.

She started her career at Banque Indosuez (now Crédit Agricole). After having been a foreign exchange broker in London and Paris from 1978 to 1982, Mrs. Rachou was in charge of assets and liabilities management and market risks until 1986, and then created the Matif subsidiary, Carr Futures International. From 1991 to 1996, she was Company Secretary for Banque Indosuez, then from 1996 to 1999 she was head of Global Foreign Exchange and Currency Options worldwide.

In November 1999, Mrs. Rachou created a portfolio management company in the United Kingdom, and has managed it ever since. She has been a non-executive Director of Société Générale since 2008 (member of the Audit, Internal Control and Risk Committee) and of the Liautaud & Company investment bank since 2000 (member of the Strategic Committee).

She has also been a “conseillère du commerce extérieur” since 2001, and is on the board of ARIS (the Indosuez retiree and former employees’ association) and a member of the Cercle d’Outre-Manche, as well as participating in associations at HEC.

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Mr. Jacques ASCHENBROICH

Chief Executive Officer of Valeo since March 20, 2009
Jacques Aschenbroich, “Ingénieur du Corps des Mines”, has held several posts in the French administration and served on the staff of the Prime Minister in 1987 and 1988. He then pursued an industrial career in the Saint-Gobain group from 1988 to 2008. After having managed subsidiaries in Brazil and Germany, he became Managing Director of the Flat Glass Division of Compagnie de Saint-Gobain and went on to become President of Saint-Gobain Vitrage in 1996. Then, while serving as Senior Vice-President of Compagnie de Saint-Gobain from October 2001 to December 2008, he managed the Flat Glass and High-performance Materials sectors from January 2007, and directed the operations of the group in the United States as Vice-Chairman of the Saint-Gobain Corporation and General Delegate to the United States and Canada from September 1, 2007.

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Mr. Olivier MAREUSE

Group Finance Director, Caisse des Dépôts
•	Born October 24, 1963
•	Graduate of the Paris IEP (Institute for Political Sciences), 1984
•	ENA (National School of Administration), 1988
•	Deputy Director of the Financial Bodies Department of CNP Assurances (1988-1989)
•	Technical and Financial Director of the Collective Insurance Department (1989-1990)
•	Project Leader for the CEO of CNP Assurances (1991-1993)
•	Director of Strategy, Cost Accounting and Shareholder Relations, with responsibility for the initial public offering of CNP Assurances (1993-1998)
•	Chief Investment Officer of CNP Assurances (1998-2010)
•	Deputy Finance Director of Caisse des Dépôts Group (October to December 2010)
•	Group Finance Director since December 15, 2010, and a member of the Caisse de Dépôts and Group Management Committees

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 15, 2012

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General